Exhibit 99.1

Perion Reports First Quarter 2025 Results,
Raising Full Year 2025 Outlook

Key Growth Engines Continue to Deliver Strong Organic Performance with 80% Growth in Digital Out of Home, 31% in CTV and 33% in Retail Media

New York & Tel Aviv– May 13, 2025 – Perion Network Ltd. (NASDAQ and TASE: PERI), a leader in advanced technology solving for the complexities of modern advertising, today reported its financial results for the first quarter ended March 31, 2025.

“Our strong start to the year is indicative that we have the right strategy to serve a customer base that can keep expanding as we go. Our key growth engines DOOH, CTV and Retail Media, delivered year-over-year improvement,” commented Tal Jacobson, Perion’s CEO. “With our strengthened leadership team in place, we are focused on better capturing growth opportunities and market share while enhancing our Perion One platform offering. I believe that 2025 will be a year of transformation for Perion, and we are gradually adding the necessary components to our existing capabilities through responsible acquisitions and focusing our R&D efforts on AI-enabled solutions.”

Mr. Jacobson continued, “Earlier today, we announced the acquisition of Greenbids. An advanced AI-first company that delivers real outcomes to top-tier brands. Through leveraging Greenbids’ custom algorithmic capabilities, we expand our total addressable market, especially within the walled gardens, and better position ourselves to gain deeper access to performance advertising budgets. As the trusted partner for some of the most well-known consumer brands and advertising agencies in the world, we believe the Perion One platform will generate significant opportunities for greater customer retention, longer duration contracts, larger-scale customers, increased recurring revenue per customer, and ultimately a more efficient business structure.”

Business & Financial Highlights

•	Retail Media[1] revenue increased 33% year-over-year to $19.8 million, representing 22% of revenue compared to 9% last year.

•	CTV revenue increased 31% year-over-year to $10.7 million, representing 12% of revenue compared to 5% last year.

•	DOOH revenue increased 80% year-over-year to $17.4 million, representing 19% of revenue compared to 6% last year.

•	Launched integration partnership with The Trade Desk, fostering deeper interoperability across the industry.

•	Announced results for our Next-Gen AI-Powered Chatbot that Drives Double-Digit Engagement Lift

•	Expanded share repurchase authorization to $125 million and initiated an accelerated repurchase program to support capital return strategy and enhance shareholder value.

Revenue and Trends by channel2

Channels	Q1 2025
	Revenue	% of Revenue	YoY Growth
DOOH	17.4$	19%	80%
CTV	10.7$	12%	31%
Web	41.3$	46%	(28%)
Search	19.6$	22%	(76%)
Other	0.3$	0%	(21%)

1   Retail Media revenue includes all media channels, such as CTV, DOOH, video and others
2  Percent of revenue may not add up due to rounding

First Quarter 2025 Financial Highlights

In millions, except per share data	Three months ended
	March 31,
	2025	2024	%
Advertising Solutions Revenue	$69.7	$75.8	(8%	)
Search Advertising Revenue	$19.6	$82.0	(76%	)
Total Revenue	$89.3	$157.8	(43%	)
Contribution ex-TAC (Revenue ex-TAC)[1]	$39.7	$60.2	(34%	)
GAAP Net Income (loss)	$(8.3)	$11.8	(171%	)
Non-GAAP Net Income[1]	$5.4	$22.6	(76%	)
Adjusted EBITDA[1]	$1.8	$20.3	(91%	)
Adjusted EBITDA to Contribution ex-TAC[1]	5%	34%
Net Cash from Operations	$(7.1)	$6.9	(202%	)
Adjusted Free Cash Flow[1]	$(7.4)	$6.5	(215%	)
GAAP Diluted EPS	$(0.19)	$0.24	(179%	)
Non-GAAP Diluted EPS[1]	$0.11	$0.44	(75%	)

Financial Outlook for Full-Year 20252

“As a result of the organic growth we delivered in the first quarter, along with the highly synergistic acquisition of Greenbids, we are raising our full year 2025 revenue and adjusted EBITDA guidance. We are well-positioned to deliver improved, profitable results in 2025, driving greater long-term value for our shareholders,” Mr. Jacobson concluded.

Based on current expectations, the Company is increasing its full-year 2025 outlook ranges:

●        Revenue of $430 to $450 million
●        Adjusted EBITDA1 of $44 to $46 million
●        Adjusted EBITDA1 to contribution ex-TAC1 of 22% at the midpoint

1 Contribution ex-TAC, non-GAAP Net Income, Adjusted EBITDA, adjusted Free Cash Flow and non-GAAP Diluted EPS are non-GAAP measures.  See below reconciliation of GAAP to non-GAAP measures

2 Perion has not provided an outlook for GAAP Income from operations or reconciliation of Adjusted EBITDA guidance to GAAP Income from operations, the closest corresponding GAAP measure, because it does not provide guidance for certain of the reconciling items on a consistent basis due to the variability and complexity of these items, including but not limited to the measures and effects of stock-based compensation expenses directly impacted by unpredictable fluctuation in the share price and amortization in connection with future acquisitions. Hence, we are unable to quantify these amounts without unreasonable efforts

Share Repurchase program

•
In March 2025, Perion’s Board of Directors authorized a $50 million expansion of the previously authorized share repurchase program of $75 million of its outstanding shares, to a total of $125 million.

•	During the first quarter of 2025, the company repurchased a total of 0.8 million shares at a total amount of $6.5 million.

•
During the first quarter of 2025, the Company adopted an accelerated plan to further enhance the program’s execution and shareholder return. Following the end of the first quarter and through May 12, the Company repurchased an additional 3 million shares at a total amount of over $26 million.

•	As of May 12, 2025, the Company repurchased a total of 9 million shares, at a total amount of $79.3 million.

Financial Comparison for the First Quarter of 2025

Revenue: Revenue decreased by 43% to $89.3 million in the first quarter of 2025 from $157.8 million in the first quarter of 2024. Advertising Solutions revenue decreased 8% year-over-year, accounting for 78% of total revenue, primarily due to a 28% decrease in our Web channel, partially offset by  80% increase in Digital Out of Home revenue and a 31% year-over-year increase in CTV revenue. Search Advertising revenue decreased by 76% year-over-year, accounting for 22% of revenue, following the previously announced changes implemented by Microsoft Bing in 2024.

Traffic Acquisition Costs and Media Buy (“TAC”): TAC amounted to $49.7 million, or 56% of revenue, in the first quarter of 2025, compared with $97.6 million, or 62% of revenue, in the first quarter of 2024. The margin expansion was primarily due to changes in the product mix following the reduction in the Search business.

GAAP Net Income: GAAP net income decreased by 171% to a loss of $8.3 million in the first quarter of 2025, compared with a GAAP net income of $11.8 million in the first quarter of 2024. GAAP net loss in the first quarter of 2025 includes $1.3 million restructuring costs resulting from the Perion One unification strategy.

Non-GAAP Net Income: Non-GAAP net income was $5.4 million, or 6% of revenue, in the first quarter of 2025, compared with $22.6 million, or 14% of revenue, in the first quarter of 2024. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA: Adjusted EBITDA was $1.8 million, or 2% of revenue (and 5% of Contribution ex-TAC) in the first quarter of 2025, compared with $20.3 million, or 13% of revenue (and 34% of Contribution ex-TAC) in the first quarter of 2024. A reconciliation of GAAP income from operations to Adjusted EBITDA is included in this press release.

Cash Flow from Operations: Net cash used in operating activities in the first quarter of 2025 was $7.1 million, compared with $6.9 million that were generated in the first quarter of 2024. Operating cash flow was affected by the shift of approximately $8 million in customer collection from March 2025 to April 2025.

Net cash: As of March 31, 2025, cash and cash equivalents, short-term bank deposits and marketable securities amounted to $358.5 million, compared with $373.3 million as of December 31, 2024.

Conference Call

Perion’s management will host a conference call to discuss the results at 8:30 a.m. ET today:

Registration link: https://perion-q1-2025-earnings-call.open-exchange.net/registration

A replay of the call and a transcript will be available within approximately 24 hours of the live event on Perion’s website.

Today, Tal Jacobson, Perion’s CEO, shared an open letter with investors, clients, and employees. It is available on the Perion Website at: https://perion.com/insights/ceo-letter-q1-25/

About Perion Network Ltd.

Perion connects advertisers with consumers through technology across all major digital channels. Our cross-channel creative and technological strategies enable brands to maintain a powerful presence across the entire consumer journey, online and offline. Perion is dedicated to building an advertiser-centric universe, providing significant benefits to brands and publishers.

For more information, visit Perion's website at www.perion.com.

Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude certain items. This press release includes certain non-GAAP measures, including Contribution ex-TAC and Adjusted EBITDA.

Contribution ex-TAC presents revenue reduced by traffic acquisition costs and media buy, reflecting a portion of our revenue that must be directly passed to publishers or advertisers and presents our revenue excluding such items. We believe Contribution ex-TAC is a useful measure in assessing the performance of the Company because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs and media buy related to revenue reported on a gross basis.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) is defined as income from operations excluding stock-based compensation expenses, restructuring costs, unusual legal costs, depreciation, amortization of acquired intangible assets and retention and other acquisition-related expenses.

Adjusted free cash flow is defined as net cash provided by (or used in) operating activities less cash used for the purchase of property and equipment, but excluding the purchase of property and equipment related to our new corporate headquarter, as we do not view this expense as reflective of our normal on-going expenses. It is important to note that this expense is in fact cash expenditures.

Non-GAAP net income and non-GAAP diluted earnings per share are defined as net income and net earnings per share excluding stock-based compensation expenses, restructuring costs, unusual legal costs, retention and other acquisition-related expenses, amortization of acquired intangible assets and the related taxes thereon as well as foreign exchange gains and losses associated with ASC-842.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, we are unable to quantify certain amounts that would be required for such presentation without unreasonable effort. Consequently, no reconciliation of the forward-looking non-GAAP financial measures is included in this press release. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe- harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. All statements other than statements of historical fact included in this press release are forward-looking statements. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, political, economic and other developments (including the current war between Israel and Hamas and other armed groups in the region), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance, the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, and general risks associated with the business of Perion including, the transformation in our strategy, intended to unify our business units under the Perion brand (Perion One), intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions (including the fluctuation of our share price), loss of key customers or of other partners that are material to our business, the outcome of any pending or future proceedings against Perion, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products and of the Perion One strategy, changes in applicable laws and regulations as well as industry self-regulation, negative or unexpected tax consequences, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. We urge you to consider those factors, together with the other risks and uncertainties described in our most recent Annual Report on Form 20-F for the year ended December 31, 2024 as filed with the Securities and Exchange Commission (SEC) on March 25, 2025, and our other reports filed with the SEC, in evaluating our forward-looking statements and other risks and uncertainties that may affect Perion and its results of operations. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended
	March 31,
	2025	2024
	(Unaudited)	(Unaudited)

Revenue
Advertising Solutions	$69,705	$75,786
Search Advertising	19,637	82,034
Total Revenue	89,342	157,820

Costs and Expenses
Cost of revenue	12,341	11,485
Traffic acquisition costs and media buy	49,681	97,619
Research and development	8,452	9,811
Selling and marketing	17,725	16,090
General and administrative	9,376	9,752
Depreciation and amortization	3,472	4,558
Restructuring costs and other charges	1,322	-
Total Costs and Expenses	102,369	149,315

Income (loss) from Operations	(13,027)	8,505

Financial income, net	3,407	5,486

Income (loss) before Taxes on income	(9,620)	13,991
Taxes on income (tax benefit)	(1,274)	2,223
Net Income (loss)	$(8,346)	$11,768

Net Earnings (loss) per Share
Basic	$(0.19)	$0.24
Diluted	$(0.19)	$0.24

Weighted average number of shares
Basic	44,866,925	48,256,697
Diluted	44,866,925	49,541,695

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands

	March 31,	December 31,
	2025	2024
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	$150,718	$156,228
Restricted cash	1,144	1,134
Short-term bank deposits	141,316	139,333
Marketable securities	66,448	77,774
Accounts receivable, net	151,527	164,358
Prepaid expenses and other current assets	19,551	22,638
Total Current Assets	530,704	561,465

Long-Term Assets
Property and equipment, net	9,299	8,916
Operating lease right-of-use assets	19,354	20,209
Goodwill and intangible assets, net	313,089	316,003
Deferred taxes	5,209	8,517
Other assets	615	416
Total Long-Term Assets	347,566	354,061
Total Assets	$878,270	$915,526

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	$97,708	$122,005
Accrued expenses and other liabilities	29,473	32,848
Short-term operating lease liability	3,445	3,648
Deferred revenue	1,391	2,049
Short-term payment obligation related to acquisitions	1,762	1,300
Total Current Liabilities	133,779	161,850

Long-Term Liabilities
Long-term operating lease liability	18,152	18,654
Other long-term liabilities	10,743	12,082
Total Long-Term Liabilities	28,895	30,736
Total Liabilities	162,674	192,586

Shareholders' equity
Ordinary shares	388	391
Additional paid-in capital	528,255	527,149
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive loss	(316)	(215)
Retained earnings	188,271	196,617
Total Shareholders' Equity	715,596	722,940
Total Liabilities and Shareholders' Equity	$878,270	$915,526

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Three months ended
	March 31,
	2025	2024
	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net Income (loss)	$(8,346)	$11,768
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,472	4,558
Stock-based compensation expense	7,587	5,419
Foreign currency translation	10	22
Accrued interest, net	2,914	1,738
Deferred taxes, net	3,318	(432)
Accrued severance pay, net	(998)	(158)
Restructuring costs	1,322	-
Gain from sale of property and equipment	(24)	(8)
Net changes in operating assets and liabilities	(16,305)	(16,010)
Net cash provided (used in) by operating activities	$(7,050)	$6,897

Cash flows from investing activities
Purchases of property and equipment, net of sales	(1,698)	(439)
Investment in marketable securities, net of sales	11,571	(1,935)
Short-term deposits, net	(1,983)	(17,689)
Net cash provided by (used in) investing activities	$7,890	$(20,063)

Cash flows from financing activities
Proceeds from exercise of stock-based compensation	17	259
Purchase of treasury stock	(6,501)	-
Net cash provided by (used in) financing activities	$(6,484)	$259

Effect of exchange rate changes on cash and cash equivalents and restricted cash	144	(79)
Net decrease in cash and cash equivalents and restricted cash	(5,500)	(12,986)
Cash and cash equivalents and restricted cash at beginning of period	157,362	188,948
Cash and cash equivalents and restricted cash at end of period	$151,862	$175,962

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended
	March 31,
	2025	2024
	(Unaudited)

Revenue	$89,342	$157,820
Traffic acquisition costs and media buy	49,681	97,619
Contribution ex-TAC	$39,661	$60,201

	Three months ended
	March 31,
	2025	2024
	(Unaudited)

GAAP Income (loss) from Operations	$(13,027)	$8,505
Stock-based compensation expenses	7,587	5,419
Retention and other acquisition related expenses	1,878	1,796
Unusual legal costs	564	-
Amortization of acquired intangible assets	2,914	4,086
Restructuring costs	1,322	-
Depreciation	558	472
Adjusted EBITDA	$1,796	$20,278

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended
	March 31,
	2025	2024
	(Unaudited)

GAAP Net Income (loss)	$(8,346)	$11,768
Stock-based compensation expenses	7,587	5,419
Amortization of acquired intangible assets	2,914	4,086
Retention and other acquisition related expenses	1,878	1,796
Unusual legal costs	564	-
Restructuring costs	1,322	-
Foreign exchange losses (gains) associated with ASC-842	(361)	(11)
Taxes on the above items	(188)	(498)
Non-GAAP Net Income	$5,370	$22,560

Non-GAAP diluted earnings per share	$0.11	$0.44

Shares used in computing non-GAAP diluted earnings per share	49,056,439	50,981,658

	Three months ended
	March 31,
	2025	2024
	(Unaudited)

Net cash provided (used in) by operating activities	$(7,050)	$6,897
Purchases of property and equipment, net of sales	(1,698)	(439)
Free cash flow	$(8,748)	$6,458
Purchase of property and equipment related to our new corporate headquarter office	1,337	-
Adjusted free cash flow	$(7,411)	$6,458

Perion One: Unlocking the Next Chapter of Intelligent Advertising

Dear Investors, Clients, and Employees,

Today, I am thrilled to share our progress over the past quarter towards our Perion One vision to change the advertising industry and help CMOs with their holistic task of running efficient marketing activities over the digital universe.

In every successful company, technology empowers the C-Suite to achieve greater outcomes. CROs have Salesforce, COOs have Monday.com, and CTOs rely on Jira. Now, CMOs finally have their own essential platform: Perion One.

Perion One empowers CMOs by delivering what truly matters: measurable, scalable business outcomes. It’s not just a platform - it’s a game changer.

Rethinking AdTech – Creating Real Value

AdTech can seem crowded and complex. However, history shows us a clear picture - companies viewed as technology leaders, such as Google, Meta, Amazon, AppLovin, and The Trade Desk, are essentially AdTech companies powered by advanced technologies. They’ve built their massive success by efficiently connecting brands and consumers.

We believe Perion is firmly on this trajectory. With Perion One, we aim to offer an outcomes-driven, integrated solution that unites creativity, insights, and AI-powered optimization under one unified experience, driving long-term value for CMOs and for our shareholders.

An Exceptional Q1: Strong Start, Stronger Future

Q1 2025 exceeded our initial expectations. We saw remarkable growth across all our strategic engines - Digital-out-of-home, CTV, and Retail Media - all significantly outpacing market benchmarks. Digital-out-of-home alone surged an impressive 80%, underscoring the effectiveness of our strategic acquisition approach with companies like HiveStack.

Our platform took a significant step forward this quarter with key developments:

•	Integration Partnership with The Trade Desk: Adding UID 2.0 capabilities fosters interoperability across the advertising ecosystem, enhancing solutions for our clients.

•	AI-Powered Chatbot Innovation: We achieved double-digit audience engagement with our first-to-market chatbot, empowering brands to create compelling interactive experiences.

Strengthening Shareholder Value Through Accelerated Buyback

We remain acutely attuned to investor sentiment. We have not only reaffirmed our commitment to delivering long-term value but have also accelerated our share buyback plan. This strategic move reflects our confidence in the company’s future and reinforces our focus on maximizing shareholder value.

Welcoming Greenbids: A Leap Forward in Intelligent Advertising

One of our proudest milestones this quarter is the strategic acquisition of Greenbids - a transformative addition to our technology stack.

Greenbids brings advanced AI algorithms to Perion One, extending our optimization capabilities into walled gardens like YouTube, Facebook, and Instagram, alongside DSPs such as The Trade Desk and Google DV 360. Its algorithm is laser-focused on eliminating inefficiencies and reducing wasted ad spend, ultimately driving superior business outcomes.

But Greenbids is more than technology - it’s talent, experience, and immediate momentum. We are thrilled to integrate their world-class team, known for partnering with over 80 leading global brands. Together, we are uniquely positioned to unlock unprecedented value and significantly expand our total addressable market.

Expanded Market, Enhanced Opportunities

Perion has traditionally excelled in the upper and mid-funnel segments of the Open Web. Greenbids strategically positions us deeper into the lower funnel, directly influencing purchase decisions. This shift expands our access to substantial performance-based budgets across leading social and video platforms, dramatically enlarging our market opportunity.

Raising Our Guidance - Confidently Looking Ahead

Even without factoring in Greenbids, we would have confidently raised our 2025 guidance based on our Q1 performance. With Greenbids, the future looks even more promising. Thus, reflecting our continued momentum, strategic execution, and the immediate impact of the Greenbids acquisition, we are raising our full-year guidance for 2025.

Our commitment remains unwavering - to invest thoughtfully and strategically in our customers, our exceptional people, and our cutting-edge technology. These pillars will continue driving sustainable, long-term growth and shareholder value.

Meet Us and Experience the Future

We look forward to connecting with you at upcoming industry events: Today we’ll be at the Luma Summit and Needham’s conference, next week at the Annual Oppenheimer conference, and next month at Cannes Lions. We invite you to join us and experience firsthand how Perion One is shaping the future of outcome-driven, intelligent advertising.

As always, thank you for your continued trust and support.

With gratitude and purpose,

Tal Jacobson
CEO, Perion